

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Kevin Chin
Chief Executive Officer, Executive Chairman and Director
VivoPower International PLC
The Scalpel
18th Floor 52 Lime Street
London EC3M 7AF
United Kingdom

Re: VivoPower International PLC
Registration Statement on Form F-1
Filed September 16, 2022
File No. 333-267481

Dear Mr. Chin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ivan Blumenthal, Esq.